Exhibit 99.1

Hi-Tech Pharmacal Reports Sales Increased by 95% for the Third Fiscal Quarter Ended January 31, 2009

AMITYVILLE, N.Y. - March 11, 2009 - Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK) today reported results for the quarter ended January 31, 2009.

For the three months ended January 31, 2009, the Company reported net sales of $29.4 million, an increase of 95% from $15.1 million for the same period last year.

During the quarter ended January 31, 2009, net sales of generic pharmaceutical products, which include contract manufacturing and a small amount of branded prescription sales were $26.8 million, an increase of 115% compared to $12.5 million for the same fiscal 2008 period. Included in this amount is $2.3 million in sales of Hi-Tech’s Midlothian division in the 2009 period and $1.3 million in the 2008 period. This increase was primarily due to sales of Dorzolamide with Timolol ophthalmic solution, which was launched in October 2008 and had sales of $6.3 million in the quarter. Other recent launches including Dorzolamide ophthalmic solution, Fluticasone propionate nasal spray, Hydrocodone Bitartrate and Homatropine Methylbromide syrup, and Calcipotriene solution also contributed to the increase and offset weak cough and flu sales.

Sales for the Health Care Products division, which markets the Company’s OTC branded products, were essentially unchanged for the three months ended January 31, 2009 with sales of $2.6 million. Increases due to the launches of Nasal Ease® and Zostrix Neuropathy® were offset by declines of in-line products.

For the three months ended January 31, 2009, cost of sales increased to $15.6 million from $10.1 million, but decreased as a percentage of sales to 53% of net sales, from 67% of net sales, for the three months ended January 31, 2008. The decrease as a percentage of sales is due to higher margins on newly launched products.

Research and product development costs for the period ended January 31, 2009 increased to $1.8 million from $1.4 million for the three month period ended January 31, 2008 as the Company increased expenditures on external projects.

For the three month period ended January 31, 2009, selling, general and administrative expense was $9.3 million, an increase of $3.4 million from $5.9 million at January 31, 2008. The largest component of the increase was a $2.5 million expense associated with a royalty for a partner on the gross margins related to Dorzolamide with Timolol ophthalmic solution. Additional increases were the result of selling, general and administrative expenses and amortization expense associated with the Midlothian division.

Net income for the three month period was $2.1 million as compared to a net loss of $1.5 million in the prior period. This resulted in diluted earnings per share of $0.18 compared to a loss of $0.14 per share in the prior year.

David Seltzer, President and CEO, commented: “Our continued success in the Dorzolamide with Timolol ophthalmic solution and Dorzolamide ophthalmic solution markets this quarter led to record sales and significantly strengthened the financial condition of the Company. Hi-Tech will continue to invest in its future growth as we did with the acquisition of ECR Pharmaceuticals.”

The Company acquired substantially all of the assets of ECR Pharmaceuticals on February 27, 2009 for payments of $5.1 million over an 8 month period and an earn-out of up to $4 million based on results for the first three years following the acquisition.

Hi-Tech currently has thirteen products awaiting FDA approval, targeting brand and generic sales of over $600 million. In addition, Hi-Tech has twenty products in active development targeting brand sales of over $2 billion, including sterile ophthalmic products, oral solutions and suspensions and solid dosage forms.

Hi-Tech is a specialty pharmaceutical company developing, manufacturing and marketing generic and branded prescription and OTC products for the general healthcare industry. The Company specializes in difficult to manufacture liquid and semi-solid dosage forms and produces a range of sterile ophthalmic, otic and inhalation products. The Company’s Health Care Products Division is a leading developer and marketer of branded prescription and OTC products for the diabetes marketplace.

Forward-looking statements (statements which are not historical facts) in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not promises or guarantees and investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the impact of competitive products and pricing, product demand and market acceptance, new product development, the regulatory environment, including without limitation, reliance on key strategic alliances, availability of raw materials, fluctuations in operating results and other results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These statements are based on management’s current expectations and are naturally subject to uncertainty and changes in circumstances. We caution you not to place undue reliance upon any such forward-looking statements which speak only as of the date made. Hi-Tech is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

Hi-Tech Pharmacal Co., Inc.

William Peters, CFO

(631) 789-8228

	Three Months		Nine Months
	1/31/09	1/31/08	1/31/09	1/31/08
Net sales	$29,420,000	$15,075,000	$70,336,000	$41,047,000
Cost of goods sold	15,604,000	10,057,000	38,570,000	28,262,000

Gross profit	13,816,000	5,018,000	31,766,000	12,785,000

Selling, general, administrative expenses	9,261,000	5,855,000	22,659,000	17,124,000
Research & product development costs	1,790,000	1,432,000	5,479,000	4,227,000
Royalty and Contract research (income)	(159,000)	—	(273,000)	—
Interest expense	12,000	8,000	29,000	17,000
Interest (income) and other	(548,000)	(197,000)	(4,234,000)	(841,000)

Total	$10,356,000	$7,098,000	$23,660,000	$20,527,000

Income (Loss) before income taxes	3,460,000	(2,080,000)	8,106,000	(7,742,000)
Provision (Benefit) for income taxes	1,389,000	(536,000)	3,411,000	(2,367,000)

Net income (loss)	$2,071,000	$(1,544,000)	$4,695,000	$(5,375,000)

Basic net earnings (loss) per common share	$0.19	$(0.14)	$0.41	$(0.47)
Diluted net earnings (loss) per common share	$0.18	$(0.14)	$0.40	$(0.47)

We Weighted average shares outstanding:
Basic	11,180,000	11,335,000	11,328,000	11,379,000
Effect of potential common shares	330,000	—	432,000	—

Diluted	11,510,000	11,335,000	11,760,000	11,379,000